02028206

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

SUPPL

SEC MAIL PROCESSING RECEIVED APR - 1 2002 WASH. D.C. 335 SECTION

19th March 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

Press Release: Taylor Nelson Sofres – A World Leader in market information
Preliminary Results

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

PROCESSED
APR 19 2002
THOMSON FINANCIAL

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 646 885 3043

dlw 4/10

f:\users\legal\cherylg\judi\docs\adr's\sec 190302.doc

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

19th March 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

Press Release: Taylor Nelson Sofres – A World Leader in market information
Preliminary Results

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 646 885 3043

f:\users\legal\cherylg\judi\docs\adr's\sec 190302.doc

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

PRESS INFORMATION

For release at 07.00 18 March 2002

Taylor Nelson Sofres
A world leader in market information

Strategy drives strong performance

Highlights for the year ended 31 December 2001

- **Turnover up 21.6% to £582.7m, with underlying growth of 6.1%, ahead of market**
- **EBITDA* up from £60.4m to £74.4m, an increase of 23.1%**
- **Operating margin* increases from 9.3% to 9.5%**
- **Profit before tax* up 15.0% from £37.8m to £43.5m**
- **14.0% increase in earnings per share* to 8.0p**
- **Net cash inflow from operating activities up 30.1%**
- **Industry proves resilience, with drivers for growth independent of short-term economic pressures**
- **Growth in all geographic regions and specialist sectors**
- **Proportion of higher margin syndicated services continues to increase**

* before goodwill charges

Chief Executive, Mike Kirkham said:

"Against a difficult economic environment, we estimate that the market information industry grew by 5 per cent in 2001, demonstrating its relative resilience. Once again, the successful implementation of our strategy enabled us to out-perform the market.

The unique structure of the group, with what we consider to be its unrivalled combination of global network, sector spread and mix of continuous/syndicated and customised activities, provides the ideal base from which to maintain out-performance of the market. With a strong management team in place, we continue to seek out acquisitions that reinforce our sector strength and to develop new services to meet clients' evolving needs. Investment into the development of new services and technologies, which will maintain our position at the forefront of the industry, will remain a priority. At the same time, we will focus on steady margin improvement. Having entered the year with the order book ahead of last year, we are confident that we can continue our steady growth in 2002."

Taylor Nelson Sofres
Westgate, London W5 1UA
Tel: +44 (0) 208 967 4787 Fax: +44 (0) 208 967 4033
Internet : http://www.tnsofres.com

Registered in England No 912624

For further information, please contact:

On 18 March, all enquiries to +44 (0)20 7638 9571

Thereafter:

Mike Kirkham, Chief Executive	+44 (0)20 8967 4022
David Lowden, Finance Director	+44 (0)20 8967 4009
Janis Parks, Investor Relations Manager	+44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email to: Janis.Parks@tnsofres.com

A webcast of the results presentation made to analysts will be available on the Investor Centre of the group's website, at www.tnsofres.com**, from 16.00 on Monday 18 March 2002.**

Note to editors

Taylor Nelson Sofres

Through its international network of 230 offices in more than 50 countries, Taylor Nelson Sofres provides market information services in over 80 countries to national and multi-national organisations. It is ranked as the fourth largest market information group in the world. Further information on Taylor Nelson Sofres is available from the corporate website: www.tnsofres.com

Pictures of management are available for the media to access and download from VisualMedia Online at www.vismedia.co.uk

PRELIMINARY RESULTS

Taylor Nelson Sofres, a world leader in market information, today announces its preliminary results for the year ended 31 December 2001.

Turnover

During 2001, the group continued to make acquisitions to complete its global network and strengthen its specialist sectors. Taking into account these acquisitions and the full impact of those made last year, reported turnover including joint ventures increased by 21.6 per cent to £582.7 million (2000 £479.3 million). Underlying growth (excluding the effect of currency and acquisitions) was 6.1 per cent, ahead of estimated market growth of 5 per cent.

Operating profit and margin

Operating profit including joint ventures and before goodwill charges was up 24.5 per cent at £55.2 million (2000 £44.4 million). With levels of development expenditure being maintained, operating margin improved from 9.3 to 9.5 per cent. In the aftermath of September's terrorist atrocities, press and broadcast monitoring activities were adversely affected by the dominance of a single news story and Omnibus and focus group services also saw reduced demand. While these are both short-term factors, they affected some of the group's higher margin operations, holding back overall margin improvement. The group expects to improve operating margins by around 0.5 percentage points in 2002.

Profit before tax

Profit before tax and goodwill charges grew by 15.0 per cent from £37.8 million to £43.5 million. Goodwill charges of £13.9 million (2000 £5.4 million) comprise goodwill amortisation, together with write-downs of £4.9 million. Given current economic conditions and market developments, it is deemed appropriate to revalue three investments. The refocusing of the Indetec telecoms business on a reduced client base has led to a write down of £2.3 million. £1.8 million relates to Argentina, reflecting the effects of economic uncertainty and devaluation. The balance of the write-down relates to the group's UK in-store product testing company, which has not developed in line with expectations. As a result of these write-downs, profit before tax after goodwill charges fell by 8.7 per cent to £29.6 million (2000 £32.4 million).

Earnings and dividend per share

Earnings per share before goodwill charges were 8.0p, an increase of 14.0 per cent over the 7.0p achieved in the previous year. The board is recommending a final dividend of 1.6p per share (2000 1.4p), giving a 14.3 per cent increase in the total dividend for the year of 2.4p (2000 2.1p).

Interest

The net interest charge was £10.8 million, compared with £7.2 million in 2000. This was driven by higher net debt of £209.2 million (£152.0 million), which resulted from expenditure on acquisitions, offset by an improved working capital performance. Interest cover against EBITDA was 6.9x (2000 8.4x).

The additional finance charge of £0.9 million (2000 £0.6 million) represents the amortisation of bank facility arrangement fees of £0.3 million (2000 £nil), together with notional interest in respect of deferred consideration on acquisitions, which the group is required to recognise under FRS7 but which is not a cash item. The balance of deferred consideration at the end of 2001 was £29.8 million (2000 £18.5 million), of which £27.0 million (2000 £18.5 million) is contingent upon performance.

The group's effective tax rate before goodwill charges was 30.5 per cent (2000 30.7 per cent) and is expected to remain at a similar rate in the current year.

Commenting on the year's results and future strategy, Chief Executive Mike Kirkham said:

"Against a difficult economic environment, we estimate that the market information industry grew by 5 per cent in 2001, demonstrating its relative resilience. Once again, the successful implementation of our strategy enabled us to out-perform the market, with underlying growth of 6.1 per cent overall and 7.0 per cent in our market information activities, which now represent 98 per cent of group turnover.

Strategy delivers out-performance

"The strategy adopted by the group at the time of the merger with Sofres at the end of 1997 has delivered strong profitable growth over the past four years and led to us receiving the accolade of Market Research Agency of the Year in 2001 from UK Marketing magazine. I was closely associated with this strategy before becoming Chief Executive in June of last year and, given its evident success, I will not be making any fundamental changes, although I am committed to increasing the speed of its implementation.

"The out-performance of two areas of our operations in 2001 clearly demonstrates the benefits we derive from having a strategy that is closely aligned with the drivers for growth in the industry as a whole. In the US, our custom research company, TNS Intersearch, achieved underlying turnover growth of 4.2 per cent in a very difficult market. This outstanding performance was achieved by building on the company's established strong client relationships, increased marketing of Branded Solutions, developing a stronger presence in the company's key sectors and by greater use of technology.

"Healthcare was a sector which performed strongly overall, using the group's international network to meet the increased demand coming from the newly-consolidated pharmaceutical companies. We gained share in the US domestic market and internationally, as we utilised our industry expertise to develop new services, built on our portfolio of syndicated services and developed our internet panels. Our recent receipt of an award from a major international client exemplified the group's pre-eminence in the Healthcare sector. The Johnson & Johnson Pharmaceuticals Strategic Marketing Group selected TNS Healthcare for its outstanding performance as a Primary Market Research Agency.

Building on one of the most powerful networks in the industry

"I believe that our network today – more than 230 offices in over 50 countries - is one of the strongest, if not the strongest, in our industry. Through it we can support our international specialist sector operations, as well as more localised activities such as social and political polling and financial services.

"Our industry continues to consolidate and, in 2001, we were again at the forefront of that consolidation. The acquisition of the MDC Group took us into Finland, Russia and the Baltic States and CR Group gave us a presence in Mexico. We also further strengthened our Media Intelligence sector by acquiring Adscope and TES in the US and SiS, which currently operates primarily in the UK.

"The MDC Group, acquired in March 2001, has been integrated rapidly into the group. The market leader in Finland, it is now collaborating with our businesses in Denmark and Norway. Already strong in media measurement, MDC is using the expertise available in the group's Media Intelligence sector to develop these operations further.

"During 2001, the group completed the acquisition of a 46 per cent shareholding in CTR, one of the leading market information companies in China. We run a TV measurement panel across the nation, with nine city meter panels producing overnight ratings, as well as 63 city and 12 provincial diary panels. The introduction of our 5000 series meters gives the added benefit of Chinese language display and electronic measurement will be taken to a number of new cities during 2002. We have broadened our advertising expenditure monitoring in China to 500 TV stations and are extending our use of syndicated products and Branded Solutions in the customised market.

Exploiting the power of the network

"Two of the acquisitions made in 2001 are clear examples of how we make full use of our network and specialist sector structure. With both TES and SiS, we purchased companies providing niche services with a single market focus but having considerable potential for geographic expansion, which we can meet using our global presence. As providers of syndicated information for the cinema industry and evaluation of the rapidly growing sports sponsorship market respectively, both have synergies with other activities in our Media Intelligence sector.

Growth in syndicated services through acquisition and organically

"In 2001, we increased the percentage of turnover from syndicated and continuous operations to 49 per cent, compared with 45 per cent in the previous year. This was achieved partly through acquisition – for example, over 50 per cent of MDC's business is continuous and syndicated and TES is entirely syndicated. The ongoing expansion of our consumer panels and the establishment of new syndicated services in sectors such as Healthcare and Telecoms also contributed to the improvement. This change in the mix of our business, together with greater operational efficiencies achieved particularly through technological development, leads to enhanced margin performance.

Increased importance of Branded Solutions

"As evidenced by our performance in the US, the increased use of Branded Solutions, in both established and developing markets, is a strong driver of turnover growth. We have, therefore, continued to invest in this area during 2001, acquiring two new products – Conversion Model and Buy©Test, and developing MarketWhys in-house. With the rapid change our clients are experiencing in their markets, the trend towards continuous tracking increases and the use of Branded Solutions facilitates our development of such services.

Internet capabilities strengthened

"The importance of the internet in data collection and delivery continues to increase, particularly in the US. The acquisition in early 2002 of Greenfield's custom research division, now integrated into TNS Intersearch, has strengthened our position with clients seeking web-based research and reinforced the group's expertise in this important area. TNSInfo, our web portal delivery system, has been incorporated into our consumer panel operations and the benefits are showing through strongly. Its use is now being extended into the Healthcare sector.

New appointments strengthen management team

"In 2001, I reviewed the organisation of the group, with the aim of having in place a management structure able to facilitate the speedier implementation of our strategy. It also had to reflect the growing geographical and cultural diversity of the group and to combine the advantages of continuity with the benefits of new thinking.

"There have been two fundamental changes. I have established an Executive Committee, comprising myself, Finance Director David Lowden, five senior managers with sector and regional responsibilities based in France, Netherlands, Spain, UK and US, and the group's HR director. This committee is responsible for the day-to-day running of the group. In addition, four of these senior managers – Mike Penford, Jean-Michel Portier, Pedro Ros and Bruce Shandler, have been appointed as group associate directors. This allows them to participate in board-level discussions. New appointments include heads of Northern and Central Europe, Asia Pacific and Telecoms. All three bring to the group new thinking and client perspective from outside the market information industry.

Ideally placed for future growth

"The drivers that have fuelled the growth of the market information industry over the past decade remain as relevant as ever. We anticipate, therefore, that our market will grow by up to 5 per cent in 2002 and that the level of growth will begin to accelerate as economic activity picks up. The unique structure of the group, with what we consider to be its unrivalled combination of global network, sector spread and mix of continuous/syndicated and customised activities, provides the ideal base from which to maintain out-performance of the market.

"With a strong management team in place, we continue to seek out acquisitions that reinforce our sector strength and to develop new services to meet clients' evolving needs.

"Investment into the development of new services and technologies, which will maintain our position at the forefront of the industry, will remain a priority. At the same time, we will focus on steady margin improvement.

"Having entered the year with the order book ahead of last year, we are confident that we can continue our steady growth in 2002."

REVIEW OF OPERATING ACTIVITIES

Turnover

As the group recorded another year of growth ahead of the market, turnover of its underlying activities increased by 6.1 per cent. Acquisitions and currency added 13.7 per cent and 1.8 per cent respectively, to give a total turnover of £582.7 million, an increase of 21.6 per cent over the previous year.

Global network delivers results

	Year to 31 December		Increase	
	2001	2000	Reported	Underlying
	£m	£m	%	%
UK	**132.5**	127.1	4.2	2.1
France	**107.5**	98.5	9.2	6.9
Rest of Europe	**167.1**	121.1	38.0	13.4
Europe	**407.1**	346.7	17.4	7.5
Americas	**130.7**	95.6	36.8	1.1
Asia Pacific	**44.9**	37.0	21.3	8.9
Total	**582.7**	479.3	21.6	6.1

Europe

In the UK, Healthcare had an excellent year with consumer panels also performing well. Customised operations as a whole benefited from the reorganisation undertaken in 2000, with government and social research showing particularly good progress. Growth was adversely affected, however, by the impact on broadcast and press monitoring activities and Omnibus services of the events of September 11 and their aftermath.

The group's non-market research activities, which represented 2.0 per cent of 2001 group turnover, under-performed during the year. Excluding these activities, underlying growth in the UK would have been 4.5 per cent and in France, 8.3 per cent.

The encouraging performance in France, ahead of the market, was largely based on the success of syndicated services and included the final year of the existing NetValue contract. Media intelligence grew well, as the integration of new media outlets supported advertising expenditure measurement and creative monitoring benefited from the ongoing success of new services. Good growth was also seen within the customised business, led by the Business services, IT and Telecoms sectors.

In the rest of Europe, Germany again progressed well, growing by over 30 per cent, with an excellent performance in the Consumer, Telecoms and Automotive sectors. The Netherlands continued to grow ahead of the market, reflecting the strength of the group's operations in that country.

Americas

TNS Intersearch recorded underlying growth of 4.2 per cent, significantly ahead of the market and achieved a number of major contract wins. Two new Branded Solutions, Conversion Model and Buy©Test, were introduced into the US market, while Miriad tracking business was bolstered by major new business wins and expansion of existing contracts. These and other more localised initiatives, such as the extension of the ESPN Sportspoll, a syndicated survey for sports marketers, and promotion of Virtual Shopping programmes, delivered an increase of over 30 per cent in Branded Solutions business. The company's sector focus has led to an increase in its presence in Healthcare, IT and Telecoms. After a difficult first half, the customised media business recovered later in the year and won a new contract with a second major network broadcast company.

Growth in New York based CMR was held back by the ongoing uncertainty in the US economy and the events of September 11. During the year, the company introduced forecasts for the advertising industry, which were very well received and it used new technologies to expand its monitoring from 75 to 100 markets. CMR made two important acquisitions in the US: Adscope, the leading provider of advertising expenditure information to the high-tech market; and TES, the largest US supplier of box office verification and cinema tracking services to the film industry and cinema operators. A number of new services were introduced, primarily relating to use of the internet as a data delivery and analysis tool and CMR's Broadcast Verification Service was extended into Canada.

Underlying growth for the region as a whole was impacted by a downturn in Indetec's telecoms market in the second half and the economic problems in Argentina. Operations in Argentina, which represent less than 1 per cent of group turnover, remain profitable. CR Group in Mexico has performed well since joining the group in July 2001.

Asia Pacific

Consumer panels fuelled much of the growth in Asia, with a particularly strong performance in China and Taiwan. With seven well-established panels in Asia, the group is now able to provide regional information to the major multi-nationals, which highlights the great difference in consumer behaviour across countries. Clients are benefiting from the detailed level of information the panels provide. For example, in Malaysia, where the panel has grown faster than expected, manufacturers are now able to appreciate the varied buying behaviour of the different ethnic groups; information that cannot be obtained from retail audit.

The customised operations had a reasonable year, with Korea, in particular, gaining a number of large FMCG contracts, many generated by panel activity. The Automotive sector also performed well but, in comparison with last year, the region's overall growth was held back by a lack of election polling activity. The group is entering into a new strategic alliance in Japan, which is expected to lead to increased activity in that market. 2001 was affected by the termination of the group's existing partnership in Japan.

Growth in all specialist sectors

	Year to 31 December		Increase	
	2001	2000	Reported	Underlying
	£m	£m	%	%
Consumer	**182.6**	162.4	12.5	6.9
Media	**152.3**	106.6	42.8	5.4
Business services	**83.6**	71.3	17.1	5.3
IT/Telecoms	**59.8**	52.7	13.4	4.3
Healthcare	**42.8**	35.1	22.1	20.5
Other activities	**61.6**	51.2	20.6	(1.2)
Total	**582.7**	479.3	21.6	6.1

Consumer

Growth in this sector was largely driven by the success of the group's consumer panels, especially those in France and Asia. As expected in a difficult economic environment, customised operations grew more slowly. There were some significant highlights, however, notably in Germany and the US, where the group won a major tracking study for an international drinks group, along with other contracts for FMCG companies.

Media

Underlying growth of 5.4 per cent was achieved despite the short-term impact of September's events. Media Intelligence in France performed particularly well. In the UK, customised benefited from an increase in tracking services and, in the US, pre-launch TV programme testing, which was cut right back in the first half, recommenced in the second.

The TV audience measurement (TAM) service in Singapore started on schedule in January 2001 and a national service was launched in Romania later in the year. The acquisition of MDC brought six new TAM countries to the group and an agreement was concluded to introduce TNS PeopleMeters into the Dominican Republic. The group's partner in Canada expanded its TNS PeopleMeter city panels and, at the end of the year, launched a national service. Local firms using the group's technology won industry contracts in the Netherlands and Belgium. In Spain, the group's panel was increased to cater for the increased penetration of digital television and to launch a new regional measurement. The number of countries using InfoSysTV, the group's highly-regarded value added analysis system, increased to 12, including the UK, where its use is continuing beyond the termination of the BARB contract at the close of 2001.

Business services

An expansion of activities in Germany, with new and established clients, spearheaded a good performance in Europe. In the US, new business wins were led by the sales of Branded Solutions. The sector was impacted, however, in the second half of the year, with severe disruption to focus group activity in New York and a noticeable downturn in travel and leisure business.

IT and Telecoms

In a very difficult year for IT companies, activities in this sector improved when compared with 2000. The primary reason for this success was the marketing of Branded Solutions and the prevalence of customer satisfaction and brand tracking research, sold on renewable annual contracts and less vulnerable to cancellation. While the US remains the group's strongest market, encouraging growth was seen in other countries. These included France and the Netherlands, where pan-European business was won from several major IT companies. Similarly, in Asia, the group won pan-Asian contracts from IT multi-nationals, through the Singapore office.

After a very good first half, Telecoms growth was held back by the closure of Indetec's regulatory consultancy operations. In addition, a number of Indetec's clients among the local service providers in the US went out of business. The company will now concentrate on its growing syndicated business. While this had a significant impact on second half performance, it is encouraging that other parts of the Telecoms business performed well. The group again benefited from its strong relationships with the major telecoms companies and its focus will be on developing these key client relationships in the future. On an international basis, the group is conducting multi-country projects for three of the major mobile phone companies. It has introduced new syndicated services and has launched mobile phone panels in the UK and Spain.

Healthcare

The sector moved ahead even more strongly in the second half than the first, as spending on new drug development increased, following a period of retrenchment immediately after the consolidations that have taken place in the industry. Strong domestic growth was reported in the US, UK, Germany, France and Spain. Following the opening of a new sales office in the US, where most of the buying decisions are made, international work increased by over 50 per cent. The group's Omnimed international internet panel of doctors is now well established and is being extended to include specialists and to cover more countries. The group has expanded its key opinion leader syndicated services and is now running its AsthmaMonitor on an international basis.

FINANCIAL REVIEW

Operating profit

Operating profit including joint ventures and before goodwill charges increased by 24.5 per cent to £55.2 million (2000 £44.4 million) and after goodwill charges grew by 6.1 per cent to £41.3 million (2000 £39.0 million). Operating margin before goodwill charges improved from 9.3 per cent to 9.5 per cent.

Associates

Income from associates has reduced to £nil (2000 £1.2 million), following the group's acquisition of additional share capital in TNS Mode and Demoscopia, together with the establishment of a joint venture in China. All these companies were previously treated as associates.

Minority interests

Minority interests increased to £0.4 million (2000 £0.3 million), due principally to the minority interests that came into the group with the MDC acquisition.

Capital expenditure

Total capital expenditure for 2001 amounted to £20.0 million, of which £19.8 million related to tangible fixed assets and £0.2 million was the purchase of intangibles. Cash realised from the sale of tangible fixed assets was £1.0 million.

Net debt

The group had net debt of £209.2 million at the end of the year (2000 £152.0 million). The increase resulted from the level of acquisition activity in the year. Current debt facilities extend to £308 million. Beyond this, the group has the potential to arrange a further £92 million within existing covenants.

Cash flow and cash funds

Net cash inflow from operating activities was £72.7 million, compared with £55.9 million in 2000. The 30.1 per cent improvement was driven by the increase in EBITDA from £60.4 million to £74.4 million, together with a reduction in working capital. The net cash outflow for acquisitions during the year was £85.2 million (2000 £94.7 million). The additional cash requirement was funded by a combination of borrowings and cash generation. Cash at the end of the year was £24.1 million. Surplus cash is invested on the money market only with leading banks and institutions, in short term deposits and instruments.

Impact of recent financial reporting standards

The group has reviewed its pension arrangements, as part of the transition to FRS 17. It currently has four defined benefit plans, in the UK, US and Netherlands. The total asset values were £12.9 million at 31 December 2001. This compares with the present value of the liabilities related to these plans of £10.4 million. The group has an additional obligation of £2.6 million for lump sum retirement payments, which is provided for in the accounts. The net pension liability under FRS 17 would be £0.1 million, compared with the existing SSAP 24 provision carried on the balance sheet at 31 December 2001, of £3.0 million.

Under FRS 17, therefore, net assets would be written up by £2.9 million, before deferred tax. This new reporting standard will be fully adopted by the group in the financial statements for the year ended 31 December 2003.

The group has maintained full provision for deferred taxes prior to the release of FRS 19 and it is unlikely to be materially impacted by this new standard. The group will come fully into line with the standard's new disclosure requirements for the current financial year.

Acquisitions

During the year, the group continued to make acquisitions in line with its strategy to reinforce its specialist sectors and to broaden its global reach. They included TES and Adscope in the US, SiS in the UK, MDC in Finland, Russia and the Baltics and CR Group in Mexico. The group also increased its holdings in TNS Mode in India, from 30 per cent to 100 per cent and in Demoscopia in Spain, from 40 per cent to 90 per cent.

ENDS

The results of the group as extracted from the audited financial statements are shown on the following pages.

GROUP PROFIT AND LOSS ACCOUNT
For the year ended 31 December

	Notes	2001 £m	2000 £m
Continuing activities		**541.6**	479.3
Acquisitions		**41.1**	-
Turnover	2	**582.7**	479.3
Less share of joint ventures - acquisitions		**(7.6)**	-
Turnover excluding joint ventures	2	**575.1**	479.3
Cost of sales		**(206.0)**	(170.7)
Gross profit		**369.1**	308.6
Administrative expenses		**(328.6)**	(269.6)
Operating profit	2		
Continuing activities (after goodwill charges of £12.0m, 2000 £5.4m)		**39.0**	39.0
Acquisitions (after goodwill charges of £1.7m, 2000 £nil)		**1.5**	-
Operating profit before joint ventures and associates		**40.5**	39.0
Share of operating profit of joint ventures (after goodwill charges of £0.2m, 2000 nil)		**0.8**	-
Operating profit including joint ventures (before goodwill charges and associates)	2	**55.2**	44.4
Share of operating profit of associates		**-**	1.2
Profit on ordinary activities before interest and taxation		**41.3**	40.2
Interest receivable and similar income		**0.6**	0.9
Interest payable		**(11.4)**	(8.1)
Other finance charges		**(0.9)**	(0.6)
Profit on ordinary activities before taxation		**29.6**	32.4
Taxation on profit on ordinary activities		**(13.3)**	(11.6)
Profit on ordinary activities after taxation		**16.3**	20.8
Minority interests		**(0.4)**	(0.3)
Profit for the year		**15.9**	20.5
Dividends		**(9.0)**	(7.8)
Retained profit for the year		**6.9**	12.7
Adjusted earnings per share before goodwill charges	3	**8.0p**	7.0p
Basic earnings per share	3	**4.3p**	5.5p
Diluted earnings per share	3	**4.1p**	5.3p
Dividend per share		**2.4p**	2.1p

There is no difference between the profit on ordinary activities before taxation and the retained profit for the year stated above, and their historical cost equivalents.

GROUP BALANCE SHEET

At 31 December

	2001 £m	2000 £m
Fixed assets		
Intangible assets	**202.0**	136.8
Tangible assets	**58.3**	54.2
Investments		
Share of gross assets of joint ventures	**19.2**	-
Share of gross liabilities of joint ventures	**(2.1)**	-
	17.1	-
Associates	**0.7**	3.7
Other	**7.9**	11.2
	25.7	14.9
	286.0	205.9
Current assets		
Stocks and work-in-progress	**34.0**	39.9
Debtors	**144.4**	139.8
Cash at bank and in hand	**24.1**	19.5
	202.5	199.2
Creditors: amounts falling due within one year	**(192.6)**	(188.5)
Net current assets	**9.9**	10.7
Total assets less current liabilities	**295.9**	216.6
Creditors: amounts falling due after more than one year	**(220.6)**	(157.8)
Provisions for liabilities and charges	**(32.3)**	(22.6)
Net assets	**43.0**	36.2
Capital and reserves		
Called up share capital	**19.5**	19.4
Share premium	**102.7**	101.1
Other reserves	**0.9**	0.4
Profit and loss account	**(85.2)**	(87.7)
Equity shareholders' funds	**37.9**	33.2
Minority interests	**5.1**	3.0
	43.0	36.2

The press release was approved by the board on 18 March 2002.

GROUP CASH FLOW STATEMENT

For the year ended 31 December

	Notes	2001 £m	2000 £m
Cash flow from operating activities			
Net cash inflow from continuing operating activities	4	**72.7**	55.9
Dividends from associated undertakings		**0.1**	0.3
Returns on investments and servicing of finance			
Interest received		**0.5**	0.8
Interest paid		**(12.0)**	(6.1)
Issue costs of new loans		**-**	(1.5)
Dividends paid to minority interests		**-**	(0.5)
Net cash outflow from returns on investments and servicing of finance		**(11.5)**	(7.3)
Taxation			
Taxation paid		**(11.6)**	(15.1)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(19.8)**	(19.8)
Purchase of intangible fixed assets		**(0.2)**	(0.1)
Purchase of investments		**(0.1)**	(0.2)
Sale of tangible fixed assets		**1.0**	0.8
Net cash outflow from capital expenditure and financial investment		**(19.1)**	(19.3)
Acquisitions			
Purchase of subsidiary undertakings	4	**(73.7)**	(96.1)
Net cash acquired with subsidiary undertakings	4	**0.6**	1.4
Purchase of joint ventures and associates		**(12.1)**	-
Net cash outflow from acquisitions		**(85.2)**	(94.7)
Dividends paid		**(8.5)**	(6.5)
Cash outflow before financing		**(63.1)**	(86.7)
Financing			
Issue of ordinary share capital		**-**	0.4
Proceeds on exercise of share options		**4.8**	-
Increase in debt		**63.1**	82.7
Increase/(decrease) in cash in the year	4	**4.8**	(3.6)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December

	2001 £m	2000 £m
Profit for the year	**15.9**	20.5
Amounts arising on the exercise of share options	**0.5**	-
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments	**(2.5)**	(1.2)
Tax on gains/(losses) on foreign currency borrowings hedging foreign investments	**(0.5)**	0.6
Total recognised gains and losses relating to the year	**13.4**	19.9

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

For the year ended 31 December

	2001 £m	2000 £m
Profit for the year	**15.9**	20.5
Dividends	**(9.0)**	(7.8)
	6.9	12.7
Amounts deducted in respect of shares issued to a qualifying employee share ownership trust	**(1.0)**	-
Amounts arising on the exercise of share options	**0.5**	-
Share of former associates	**(0.4)**	-
Other recognised gains and losses	**(3.0)**	(0.6)
New share capital issued (including share premium)	**1.7**	1.4
Net addition to shareholders' funds	**4.7**	13.5
Opening shareholders' funds	**33.2**	19.7
Closing shareholders' funds	**37.9**	33.2

NOTES TO THE FINANCIAL STATEMENTS

1 **Basis of accounting**

The financial statements have been prepared under the historic cost convention in accordance with applicable UK Accounting Standards.

2 **Geographic analysis**

Turnover	Continuing £m	Acquisitions £m	**2001 Total £m**	2000 Total £m
Sales by origin				
Europe				
- group	379.9	25.3	**405.2**	346.7
- joint ventures	-	1.9	**1.9**	-
Americas				
- group	122.7	6.0	**128.7**	95.6
- joint ventures	-	2.0	**2.0**	-
Asia Pacific				
- group	39.0	2.2	**41.2**	37.0
- joint ventures	-	3.7	**3.7**	-
Total	541.6	41.1	**582.7**	479.3
- group	541.6	33.5	**575.1**	479.3
- joint ventures	-	7.6	**7.6**	-
Sales by destination				
Europe				
- group	360.7	24.8	**385.5**	326.6
- joint ventures	-	1.9	**1.9**	-
Americas				
- group	141.5	6.2	**147.7**	116.1
- joint ventures	-	2.0	**2.0**	-
Asia Pacific				
- group	39.4	2.5	**41.9**	36.6
- joint ventures	-	3.7	**3.7**	-
Total	541.6	41.1	**582.7**	479.3
- group	541.6	33.5	**575.1**	479.3
- joint ventures	-	7.6	**7.6**	-

Intra-group turnover between geographic segments is not considered material.

2 Geographic analysis (continued)

	Continuing £m	Acquisitions £m	2001 Total £m	2000 Total £m
Operating profit before goodwill charges				
Europe				
- group	36.8	2.1	**38.9**	34.9
- joint ventures	-	0.3	**0.3**	-
Americas				
- group	13.6	0.8	**14.4**	7.8
- joint ventures	-	0.1	**0.1**	-
Asia Pacific				
- group	0.6	0.3	**0.9**	1.7
- joint ventures	-	0.6	**0.6**	-
Total	51.0	4.2	**55.2**	44.4
- group	51.0	3.2	**54.2**	44.4
- joint ventures	-	1.0	**1.0**	-

	Continuing £m	Acquisitions £m	2001 Total £m	2000 Total £m
Profit on ordinary activities before taxation				
Europe				
- group	33.2	0.8	**34.0**	31.7
- joint ventures	-	0.3	**0.3**	-
Americas				
- group	5.4	0.4	**5.8**	5.7
- joint ventures	-	-	**-**	-
Asia Pacific				
- group	0.4	0.3	**0.7**	1.6
- joint ventures	-	0.5	**0.5**	-
Operating profit	39.0	2.3	**41.3**	39.0
-group	39.0	1.5	**40.5**	39.0
-joint ventures	-	0.8	**0.8**	-
Income from interests in associated undertakings			**-**	1.2
Interest receivable			**0.6**	0.9
Interest payable and other finance charges			**(12.3)**	(8.7)
			29.6	32.4

2 Geographic analysis (continued)

	2001 Total £m	2000 Total £m
Net assets		
Europe		
- group	**29.9**	38.4
- joint ventures	**0.5**	-
Americas		
- group	**9.7**	8.8
- joint ventures	**2.8**	-
Asia Pacific		
- group	**(0.5)**	(0.1)
- joint ventures	**13.8**	-
Net operating assets	**56.2**	47.1
- group	**39.1**	47.1
- joint ventures	**17.1**	-
Unallocated amounts:		
Current and deferred taxation	**(7.1)**	(5.2)
Dividends payable	**(6.1)**	(5.7)
Net assets	**43.0**	36.2

3 Earnings per share

Basic earnings per share have been calculated on the profit after taxation and minority interests of £15.9m (2000 £20.5m) and on 373,724,213 shares (2000 370,229,975), being the weighted average number of shares in issue during the year, excluding those held in the ESOP and the EBT, which are treated as cancelled.

The diluted earnings per share have been calculated in accordance with the provisions of FRS14, with the weighted average number of shares in issue being adjusted to assume conversion of all dilutive potential shares for the period they were outstanding.

Shares held by the ESOP and the EBT which are under performance-based options are included in the diluted weighted average number of shares, as the performance conditions are deemed to have been met for the purposes of this calculation. The diluted weighted average number of shares is 383,693,389 (2000 387,481,189).

Adjusted earnings per share before goodwill charges have been calculated on the profit after taxation and minority interests of £29.8m (2000 £25.9m), which excludes goodwill charges of £13.9m (2000 £5.4m) and on the basic weighted average number of shares. The directors believe that earnings per share before goodwill charges assists in understanding the underlying performance of the group.

The weighted average number of ordinary shares in issue during the year for the purpose of these calculations is as follows:

	2001	2000
Weighted average number of shares (millions)		
Share capital	**388.6**	387.3
Shares held by ESOP	**(3.3)**	(3.6)
Shares held by EBT	**(11.6)**	(13.5)
Basic earnings per share denominator	**373.7**	370.2
Dilutive effect of share options	**10.0**	17.3
Dilutive earnings per share denominator	**383.7**	387.5

4 **Consolidated statement of cash flow**

Reconciliation of operating profit to net cash inflow from continuing operating activities

	2001 Total £m	2000 Total £m
Operating profit	**40.5**	39.0
Amortisation and impairment of intangible fixed assets	**14.4**	5.7
Depreciation of tangible fixed assets	**18.4**	15.7
Decrease/(increase) in stocks and work-in-progress	**6.7**	(3.2)
Decrease/(increase) in debtors	**6.0**	(10.7)
(Decrease)/increase in creditors	**(14.6)**	9.4
Increase in provisions	**1.3**	-
Net cash inflow from continuing operating activities	**72.7**	55.9

Acquisitions contributed £4.4m to the group's net operating cash flows.

Analysis of net debt

	At 1 Jan 2001 £m	Cash flow £m	Exchange movement £m	Acquisitions £m	Non-cash movements £m	**At 31 Dec 2001 £m**
Cash at bank and in hand	19.5	4.2	(0.2)	0.6	-	**24.1**
Loans repayable within 1 year	(17.0)	(1.2)	0.9	-	(0.3)	**(17.6)**
Loans repayable after more than 1 year	(153.9)	(62.1)	0.6	-	-	**(215.4)**
Obligations under finance leases	(0.6)	0.2	0.1	-	-	**(0.3)**
	(152.0)	(58.9)	1.4	0.6	(0.3)	**(209.2)**

Non-cash movements represents amortisation of arrangement fees.

	At 1 Jan 2001 £m	**At 31 Dec 2001 £m**
Analysed in balance sheet		
Cash at bank and in hand	19.5	**24.1**
Bank loans repayable within 1 year	(17.0)	**(17.6)**
Bank loans repayable after more than 1 year	(153.9)	**(215.4)**
Finance leases repayable within 1 year	(0.3)	**(0.3)**
Finance leases repayable after more than 1 year	(0.3)	**-**
	(152.0)	**(209.2)**

4 Consolidated statement of cash flow (continued)

Analysis of net cash outflow in respect of the purchase of subsidiary undertakings

	2001 £m
Cash consideration	
2000 acquisitions	**3.0**
2001 acquisitions	**70.7**
	73.7
Net cash acquired	**(0.6)**
Net cash outflow in respect of the purchase of subsidiary undertakings	**73.1**

5 Financial information

This report does not comprise full financial statements within the meaning of Section 240 of the Companies Act 1985. The figures for the year ended 31 December 2001 and 31 December 2000 are an extract from the full financial statements for those periods. The auditors' reports on those financial statements were unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985. The statutory financial statements for the year ended 31 December 2000 have been delivered to the Registrar.

Additional information

Subject to approval by shareholders at the annual general meeting on Tuesday 11 June, the final dividend will be paid on 8 July 2002 to shareholders on the register on 24 May 2002.

Copies of this release are available from the Investor Relations Manager, Taylor Nelson Sofres plc, Westgate, London W5 1UA. Email: Janis.Parks@tnsofres.com
It can also be found in the Investor Centre of the group's website at www.tnsofres.com

The group's annual report and accounts will be published in April and will be available electronically from the Investor Centre of the website.